UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar and Solarif Partner to Introduce the First Operational and Warranty Insurance Covered by HDI Gerling

We, LDK Solar Co., Ltd., together with our partner Solarif, a fully mandated underwriter of HDI Gerling for PV insurance, are the first companies to introduce a unique insurance solution at the system level. We announced the new “Secure” offer at Intersolar Europe, the world’s largest solar industry exhibition taking place in Munich from the 13th to 15th of June.

Our Secure provides customers with a complete insurance package combining an operational “All Risk Insurance” with a warranty and inherent defect insurance. It includes a full backup of our product and power warranties on PV modules. Additionally, the embedded All Risk Insurance applies to all other components of the PV system.

The insurance package is covered by HDI Gerling, an A+ rated insurance company and one of the largest German insurers of property and casualty. As an independent third party, Solarif completed a successful audit of our manufacturing process and product quality.

Our Secure insures a qualified warranty claim for any case and includes the following advantages:

•	100% coverage of all sold products on the European continent without hidden limited coverage;

•	100% transparent policy conditions for easy check by banks or other interested parties;

•	Solarif audited and certified our product quality reinforcing bankability and bank financing;

•	Compensation of production loss during warranty exchange period; and

•	Coverage of labor and transportation costs for module replacement of valid warranty claim.

Our Secure will be offered initially to commercial customers. Our “Professional Series” customers receive 1-year all risk system insurance with a 5-year insured warranty and inherent defect option inclusive in the product price. Our “Value Series” customers receive 1-year all risk system insurance with a 1-year insured warranty and inherent defect option included. The insurance package can be extended after the initial coverage by us for up to a maximum of 20 years.

Our press release issued on June 15, 2012 is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: June 15, 2012

Exhibit 99.3

LDK Solar and Solarif Partner to Introduce the First Operational and Warranty Insurance Covered by HDI Gerling

XINYU CITY, China, and MUNICH, Germany, June 15, 2012 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”) a leading vertically integrated manufacturer of photovoltaic (PV) products, together with its partner Solarif, a fully mandated underwriter of HDI Gerling for PV insurance, are the first companies to introduce a unique insurance solution at the system level. LDK Solar announced the new ‘Secure’ offer at Intersolar Europe, the world’s largest solar industry exhibition taking place in Munich from the 13th – 15th of June.

LDK Solar Secure provides customers with a complete insurance package combining an operational ‘All Risk Insurance’ with a warranty and inherent defect insurance. It includes a full backup of LDK Solar Product and Power Warranties on PV modules. Additionally, the embedded All Risk Insurance applies to all other components of the PV system.

The insurance package is covered by HDI Gerling, an A+ rated insurance company and one of the largest German insurers of property and casualty. As an independent third party, Solarif completed a successful audit of LDK Solar’s manufacturing process and product quality.

LDK Solar Secure insures a qualified warranty claim for any case and includes the following advantages:

•	100% coverage of all sold products on the European continent without hidden limited coverage;

•	100% transparent policy conditions for easy check by banks or other interested parties;

•	Solarif audited and certified LDK Solar product quality reinforcing bankability and bank financing;

•	Compensation of production loss during warranty exchange period; and

•	Coverage of labor and transportation costs for module replacement of valid warranty claim.

LDK Solar Secure will be offered initially to commercial customers. LDK Solar ‘Professional Series’ customers receive 1-year All Risk system insurance with a 5-year insured warranty and inherent defect option inclusive in the product price. LDK Solar ‘Value Series’ customers receive 1-year All Risk system insurance with a 1-year insured warranty and inherent defect option included. The insurance package can be extended after the initial coverage by LDK Solar for up to a maximum of 20 years.

René Moerman, Chief Strategy Officer of Solarif: “After an elaborate examination of the factory, company, environmental and labor conditions, we declare that LDK Solar fulfills all expectations and is now on our whitelist. We are proud to announce our cooperation with LDK Solar, a company with a positive spirit and great sense of quality.”

Xiaofeng Peng, Chairman and CEO of LDK Solar: “We’re proud to be the very first PV company to introduce this innovative insurance solution setting new standards for the PV insurance industry. We believe our offer is the ultimate solution for securing investments in PV projects. LDK Solar has extensively examined the current insurance available for the PV market and we believe, that together with Solarif, we have developed a unique insurance package.”

About Solarif

Solarif is a fully mandated underwriter of HDI Gerling for PV insurances and based in the Netherlands working in 14 countries in the European Union, South Africa, India and China. Together with their local partners Solarif insured more than 1.1 GW and is completely dedicated to insure solar PV. In other words: experts in all risks concerning PV projects. For more information about Solarif, please visit www.solarif.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.

In Europe, LDK Solar is represented with its Headquarters in Zurich, Switzerland and has offices in Germany, Italy, Spain, France and the UK managing Sales, Marketing and Customer Service.

For more information about LDK Solar and its products, please visit us at Intersolar in Hall A5 at Stand 160 or on the LDK Solar website www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Press Contact

LDK Solar Tech Europe GmbH

Ludmila Fuhrmann +49 151 6111 4333

ludmila.fuhrmann@ldksolar.com

Solar Insurance & Finance

Marloes Smit +31 26 711 50 50

Marloes.smit@solarif.com

Investor Relations Contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801